877.576.5364 6330 SOUTH 3000 EAST, SUITE 700 SALT LAKE CITY, UTAH 84121 INSTRUCTURE.COM

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Brittany Ebbert Kathleen Collins Mitchell Austin Jan Woo

Re:	Instructure Holdings, Inc. Registration Statement on Form S-1 (File No. 333-257473) Originally Filed June 28, 2021 CIK: 0001841804

Ladies and Gentlemen:

Instructure Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-257473, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Wednesday, July 21, 2021 or as soon thereafter as practicable.

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877.576.5364 6330 SOUTH 3000 EAST, SUITE 700 SALT LAKE CITY, UTAH 84121 INSTRUCTURE.COM

Please contact Bradley C. Reed, P.C. of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-7351, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

INSTRUCTURE HOLDINGS, INC.

By:	/s/ Matthew A. Kaminer
Name:	Matthew A. Kaminer
Title:	Chief Legal Officer